Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated February 27, 2019 to the

Prospectus dated December 14, 2018

Registration No. 333-228817

Rockwell Automation, Inc.

Pricing Term Sheet

February 27, 2019

3.500% Notes due 2029

4.200% Notes due 2049

Issuer:	Rockwell Automation, Inc.

Expected Ratings (Moody’s / S&P / Fitch):*	A3 (Stable) / A (Stable) / A (Stable)

Trade Date:	February 27, 2019

Settlement Date (T+2):	March 1, 2019

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2019

Interest Payment Record Dates:	February 15 and August 15
Underwriters:	Joint Book-Running Managers:	Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Senior Co-Managers:

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Loop Capital Markets LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

	Co-Managers:	Comerica Securities, Inc. ING Financial Markets LLC
	2029 Notes	2049 Notes

Principal Amount:	$425,000,000	$575,000,000

Maturity Date:	March 1, 2029	March 1, 2049
Coupon:	3.500% per annum, accruing from March 1, 2019	4.200% per annum, accruing from March 1, 2019
Price to Public:	99.666% of the principal amount, plus accrued interest, if any, from March 1, 2019	99.847% of the principal amount, plus accrued interest, if any, from March 1, 2019
Yield to Maturity:	3.540%	4.209%
Benchmark Treasury:	2.625% due February 15, 2029	3.375% due November 15, 2048
Spread to Benchmark Treasury:	+85 bps	+115 bps
Benchmark Treasury Price / Yield:	99-14 / 2.690%	106-04+ / 3.059%
Optional Redemption Provisions:
Make-Whole Call:	Treasury + 15 basis points at any time prior to December 1, 2028 (three months prior to the maturity date)	Treasury + 20 basis points at any time prior to September 1, 2048 (six months prior to the maturity date)
Par Call:	At any time on or after December 1, 2028	At any time on or after September 1, 2048
CUSIP / ISIN:	773903 AH2 / US773903AH27	773903 AJ8 / US773903AJ82

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.    Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-212-902-1171, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or Wells Fargo Securities, LLC at 1-800-645-3751.

This pricing term sheet supplements and, to the extent inconsistent, supersedes the preliminary form of prospectus supplement issued by Rockwell Automation, Inc. on February 27, 2019 relating to the Prospectus dated December 14, 2018.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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